Franklin Resources, Inc. (BEN)
Shareholder Alert
Voluntary submission by James McRitchie, 9295 Yorkship Ct, Elk Grove, CA 95758. Franklin Resources shareholder since 2015

Vote AGAINST PROPOSAL NO. 3 RATIFICATION OF THE SPECIAL MEETING AMENDMENT IN THE COMPANY’S BYLAWS

Franklin Resources used the strategy of ‘do the opposite’ by winning a no-action (https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2018/mcritchiefranklin120418-14a8.pdf) from SEC staff, allowing them to substitute “ratification” of recently adopted special meeting provisions for my proposal to lower the threshold. I submitted my proposal on August 13, 2018 to allow shareholders with 15% of the common shares to call a special meeting. On October 22, 2018, the Board adopted a bylaw allowing shareholders with 25% of the common shares to call a special meeting. They then won a no-action request to omit my proposal, conditioned on mentioning the substitution in their proxy.

Regardless of what threshold you believe is best, vote AGAINST the Board’s 25% proposal because they should not be able to hijack a shareholder proposal by substituting their own.  SLB 14H (https://www.sec.gov/interps/legal/cfslb14h.htm) attempted to prohibit such gaming but the SEC’s poorly crafted language allowed a loophole for doing the opposite. Shareholders should have the choice to vote for the Board’s proposed threshold or mine. The winner would then reflect the preferred choice of shareholders.

Proxy advisors ISS and Glass-Lewis adopted policies to recommended against such “ratification” proposals as abusive. Glass Lewis goes further and will typically recommend voting against the management proposal and against the governance committee chair.

Doing the opposite (https://www.corpgov.net/2018/12/do-the-opposite-franklin-resources-plays-george/) of what shareholders suggest makes a mockery of shareholder oversight of corporate boards and democracy in corporate governance. It is a funny strategy for a sitcom but, as I recall, it only lasted for one episode on Seinfeld. How long can companies like Franklin Resources do the opposite of what shareholders want and get away with it?

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

Vote AGAINST Proposal 3 by following the instructions provided in the management proxy mailing.